Exhibit 99.3

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

BALANCE SHEETS

	April 30, 2010	October 31, 2009
	(unaudited)
ASSETS
Cash and cash equivalents	$94,048	$2,036
Investments held in trust at amortized cost	36,006,706	-
Prepaid expenses	32,674	-
Deferred offering costs	-	489,991
Total assets	$36,133,428	$492,027

LIABILITIES and SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued liabilities	$76,832	$368,973
Due to related party	-	125,000
Deferred underwriter's commission	1,440,000	-
Total Liabilities	1,516,832	493,973

Common stock, subject to possible conversion, 2,915,999 shares stated at conversion value	29,159,990	-

Shareholders' equity:
Ordinary shares, $.001 par value
Authorized 50,000,000 shares:
4,800,000 and 1,380,000 shares issued and outstanding, respectively	1,884	1,380
Additional Paid-in capital	5,590,932	23,620
Deficit accumulated during the development stage	(136,210)	(26,946)
Total shareholders' equity	5,456,606	(1,946)
Total liabilities and shareholders' equity	$36,133,428	$492,027

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(Unaudited)

	For the Period from November 1, 2009 to April 30, 2010	For the Period from November 1, 2008 to April 30, 2009	For the Period from March 27, 2008 (inception) to April 30, 2010

Revenue	$-	$-	$-

Formation and operating costs	115,970	2,533	142,916
Loss from operations	(115,970)	(2,533)	(142,916)

Interest income	6,706	-	6,706

Net Loss	$(109,264)	$(2,533)	$(136,210)

Weighted average shares outstanding	4,800,000	1,380,000

Basic and diluted net loss per share	$(0.02)	$-

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Period from March 27, 2008 (Inception) to April 30, 2010
(Unaudited)

	Ordinary Shares		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholders' Equity
	Shares	Amount

Ordinary shares issued at inception at $0.02 per share	1,380,000	$1,380	$23,620	$-	$25,000

Net loss for the period from March 27, 2008 (inception) to October 31, 2008	-	-	-	(8,967)	(8,967)

Balance at October 31, 2008	1,380,000	1,380	23,620	(8,967)	16,033

Net loss for the period from November 1, 2008 to October 31, 2009	-	-	-	(17,979)	(17,979)

Balance at October 31, 2009	1,380,000	1,380	23,620	(26,946)	(1,946)

Founders' Shares Forefeited	(180,000)	(180)	180	-	-

Sale of 3,600,000 units, net of underwriter’s commissions and offering expenses (includes 2,915,999 shares subject to possible conversion)	3,600,000	3,600	32,924,206	-	32,927,806

Proceeds subject to possible conversion of 2,915,999 shares	-	(2,916)	(29,157,074)	-	(29,159,990)

Proceeds from issuance of private placement warrants	-	-	1,800,000	-	1,800,000

Net loss for the period from November 1, 2009 to April 30, 2010	-	-	-	(109,264)	(109,264)

Balance at April 30, 2010	4,800,000	$1,884	$5,590,932	$(136,210)	$5,456,606

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Period from November 1, 2009 to April 30, 2010	For the Period from November 1, 2008 to April 30, 2009	For the Period from March 27, 2008 (inception) to April 30, 2010

Cash flows from operating activities
Net loss	$(109,264)	$(2,533)	$(136,210)
Changes in operating assets and liabilities:
Prepaid expenses	(32,674)	-	(32,674)
Deferred offering costs	489,991	-	-
Accounts payable	(292,141)	-	76,832
Net cash provided (used in) operating activities	55,912	(2,533)	(92,052)
Cash flows from investing activities
Interest reinvested in trust account	(6,706)	-	(6,706)
Cash placed in trust	(36,000,000)	-	(36,000,000)
Net cash used by investing activities	(36,006,706)	-	(36,006,706)

Cash flows from financing activities
Proceeds from sale of ordinary shares to founding Shareholders	-	-	25,000
Proceeds from due to shareholder	-	-	125,000
Repayment of due to shareholder	(125,000)	-	(125,000)
Proceeds from sale of warrants in private placement	1,800,000	-	1,800,000
Proceeds from initial public offering	36,000,000	-	36,000,000
Payment of underwriters discount and offering costs	(1,632,194)	-	(1,632,194)
Net cash provided by financing activities	36,042,806	-	36,192,806

Net increase (decrease) in cash and cash equivalent	92,012	(2,533)	94,048

Cash and cash equivalents at beginning of period	2,036	15,516	-
Cash and cash equivalents at end of period	$94,048	$12,983	$94,048
Supplemental disclosures of non-cash financing activities
Deferred underwriter commissions included in proceeds from initial public offering	$1,440,000	$-	$1,440,000

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

GSME Acquisition Partners I (the “Company”) was incorporated in the Cayman Islands on March 27, 2008 as a blank check company whose objective is to acquire an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

At April 30, 2010, the Company had not yet commenced any operations. All activity from March 27, 2008 (inception) to April 30, 2010 relates to the Company’s formation and the public offering described below. On November 25, 2009, the Company changed its fiscal year end from December 31 to October 31.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on November 19, 2009. The Company consummated the Offering on November 25, 2009 and received net proceeds of $36,000,000 and $1,800,000 from the private placement sale of insider warrants (Note 3). Substantially, all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and electing the target business. There is no assurance that the Company will be able to successfully effect a Business Combination. Management agreed that at least $10 per unit sold in the Offering (or $36,000,000) would be held in a trust account (“Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Two of the Company’s officers have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account may be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning more than 80.99% of the total number of shares sold in the Offering exercise their conversion rights, regardless of whether they vote for or against the Business Combination, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination and have agreed to vote any ordinary shares acquired in the Offering or in the aftermarket in favor of any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

 With respect to a Business Combination which is approved and consummated, any Public Shareholder may demand that the Company convert his or her shares. If a Public Shareholder votes against a proposed Business Combination, the per share conversion price will equal $10.00 per share. Any Public Shareholder will have the right to vote for the proposed Business Combination and demand that such shareholder’s shares be converted into a pro rata share of the Trust Account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit, is initially anticipated to be approximately $10.30 per share).

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until November 25, 2010 or until May 25, 2011 if the Company has signed a letter of intent, memorandum of understanding or definitive agreement by November 25, 2010. On August 6, 2010 the Company entered into an Agreement and Plan of Reorganization with Plastec International Holdings Limited (see Note 9) which extended the Company’s existence until May 25, 2011 in accordance with the Company’s Memorandum and Articles of Association.  If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs.

Note 2 — Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and management does not foresee any taxable income imposition.

Investments held in trust

As of April 30, 2010, the Company’s investments held in trust were invested in short term U.S. Treasury Bills. The Company recognized interest income of $6,706 and $0 on these investments for the six months ended June 30, 2010 and 2009 respectively, and $6,706 for the period March 27, 2008 (inception) through April 30, 2010.

The Company classifies its investments held in trust as held-to-maturity. Held-to-maturity securities are recorded at amortized cost and adjusted for the amortization or accretion of premium or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization is included in interest income on the statements of operations.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

 Redeemable common stock:

          The Company accounts for redeemable common stock in accordance with Accounting Standards  Codification  480-10-S99-3A,which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note 1, the Business Combination will only be consummated if 80.99% (2,915,999) of common stock sold in the Offering exercise their conversion rights. As further discussed in Note 1, if a Business Combination is not consummated by November 25, 2010, or May 25, 2011 if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 2,915,999 shares of common stock have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Earnings per Share

The Company computes basic earnings per common share by dividing the net income available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per common share is computed by dividing the net income available to common shareholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.

The 1,200,000 ordinary shares issued to the Company’s Initial Shareholders were issued for considerably less than the Offering per share price; such shares have been assumed to be retroactively outstanding for the period since inception. As of April 30, 2010 and October 31, 2009, potentially dilutive securities are excluded from the computation of fully diluted earnings per share as their effects are anti-dilutive.

Potentially dilutive securities include:

	April 30, 2010	October 31, 2009
Warrants	7,200,000	-
Underwriter's option	720,000	-

Total potentially dilutive securities	7,920,000	-

Recent Accounting Pronouncements

Management does not believe that any of the recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 — Initial Public Offering

On November 25, 2009, the Company sold 3,600,000 Units at an offering price of $10.00 per Unit. Each Unit consists of one ordinary share, $.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $11.50 commencing upon the completion of a Business Combination and expiring November 18, 2014. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters have agreed that 4.0% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination. The deferred underwriting discount has been reflected as a liability in the amount of $1,440,000 as of April 30, 2010. The Company also issued a unit purchase option, for $100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 Units (10% of the total number of units sold in the Offering) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of this option are identical to the Units in the Offering. This option is exercisable commencing on the later of the consummation of a Business Combination and November 19, 2010 and expiring November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimates the fair value of this unit purchase option is approximately $2.14 per unit using a Black-Scholes option-pricing model.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.59% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of cash.

The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are directly related to the Offering and were charged to shareholders' equity upon the receipt of the capital raised.

Note 5 — Related Party Transactions

The Company issued an unsecured promissory note to an officer of the Company in an aggregate principal amount of $125,000. The note does not bear interest. The note was repaid upon consummation of the Offering from the proceeds of the Offering. Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

Note 6 — Shareholder's Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share. As of April 30, 2010 and October 31, 2009, no shares were issued or outstanding.

Common Stock

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share. In addition, the holders of the ordinary shares are entitled to receive dividends when, as and if declared by the board of directors. In September 2009, the Company’s board of directors authorized a share dividend of approximately 0.067 shares for each outstanding ordinary share for a total of 86,250 additional shares. All references to share and per share amounts have been restated to retroactively reflect this transaction.

As of December 31, 2008, 1,380,000 ordinary shares were issued and outstanding, of which 180,000 ordinary shares were subject to forfeiture to the extent that the underwriters' over-allotment option was not exercised in full.

At April 30, 2010, there were 7,920,000 shares of common stock reserved for issuance upon exercise of the Company’s outstanding unit purchase options and warrants.

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 7 — Insider Warrants

The Initial Shareholders executed letter agreements with the Company waiving their rights to receive distributions with respect to their founding ordinary shares upon the Company's liquidation. The Initial Shareholders and/or their designees have purchased 3,600,000 Warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,800,000) privately from the Company. This purchase took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased are identical to the Warrants sold in the Offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as such securities are held by the Initial Shareholders or their affiliates. Furthermore, the purchasers of the Insider Warrants have agreed that the Insider Warrants and underlying securities will not be sold or transferred until 60 days after the Company has completed a Business Combination.

The Initial Shareholders and the holders of the Insider Warrants will be entitled to registration rights with respect to their founding shares pursuant to an agreement to be signed prior to or on the effective date of the Offering. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares and the holders of the majority of the Insider Warrants can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders have certain “piggy-back” registration rights on registration statements filed after the Company's consummation of a Business Combination.

Note 8 – Letter of Credit

Upon closing of the offering, Cohen & Company Securities, LLC issued a letter of credit from an internationally recognized bank to the Company in an amount equal to $0.30 per share sold in the Offering. The proceeds of the letter of credit shall not be held in trust or comprise any portion of any pro-rata distribution of the Company’s Trust Account. The Company shall draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its Public Shareholders, which amount shall be in addition to any pro-rata distribution from the Trust Account. The $0.30 per share amount provided by the letter of credit shall be distributed upon (i) the consummation of a Business Combination to each of the Public Shareholders for each ordinary share voted in favor of the Business Combination and properly converted, (ii) the Company’s liquidation, in the event that a Business Combination was presented to the Company’s Public Shareholders for approval but not consummated, to each of the Public Shareholders for each ordinary share voted in favor of such proposed Business Combination, or (iii) the Company’s liquidation, in the event that no Business Combination is presented to the Public Shareholders for a vote, to each of the Public Shareholders. The Company may draw on the letter of credit solely to the extent necessary to pay each eligible holder an additional $0.30 per eligible share upon the earlier to occur of a Business Combination or liquidation. After the Company draws on the letter of credit, it shall be cancelled and, in the event the Company has completed a Business Combination, the Company will issue to Cohen & Company Securities, LLC a demand secured first priority promissory note in an amount equal to the amount the Company draws on the letter of credit bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%.

Note 9 – Proposed Business Combination

On August 6, 2010, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub (“GSME Sub”), Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI) (“Sun Yip”), Tiger Power Industries Limited (BVI) (“Tiger”), Expert Rank Limited (BVI) (“Expert”), Fine Colour Limited (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI) (“Greatest”), Colourful Asia International Limited (BVI) (“Colourful”) and Top Universe Management Limited (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors”).  The Insiders, Cathay and the Investors are the sole shareholders of Plastec (together, the “Plastec Shareholders”).  Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub will be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of the Company (the “Merger”).

Upon consummation of the Merger, the Plastec Shareholders will be entitled to receive up to an aggregate of 16,948,053 ordinary shares of the Company, valued at $10.00 per share and based on 15.0 times Plastec’s estimated 2010 Net Income (as defined in the Merger Agreement) as set forth in its draft financial statements provided to GSME prior to the date of the Merger Agreement.  Of the 16,948,053 ordinary shares of the Company that may be issued in the transaction, 7,344,156 shares shall be issued to the Plastec Shareholders on the consummation of the Merger and the remaining 9,603,897 shares (the “Earnout Shares”) will be issued to the Plastec Shareholders as follows: up to an aggregate of 2,824,675 Earnout Shares will be issued if Plastec’s 2011 Net Income equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the Merger Agreement was executed (the “Exchange Rate”); up to an aggregate of 3,389,610 Earnout Shares will be issued if Plastec’s 2012 Net Income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate; and up to an aggregate of 3,389,612 Earnout Shares will be issued if Plastec’s 2013 Net Income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate.  If Plastec’s Net Income for fiscal year 2011 or 2012 is 80% or more of the Net Income target for 2011 or 2012, respectively, or if its Net Income for fiscal year 2013 is 70% or more of the Net Income target for 2013, the Plastec Shareholders will be entitled to be issued a portion of the applicable Earnout Shares based on a pro-rating mechanism set forth in the Merger Agreement, with the balance of any unearned Earnout Shares being deferred to a subsequent year to be earned in the event the subsequent applicable Net Income targets are met (including by way of the pro-rating mechanism, if Plastec comes within specified percentages of the applicable Net Income targets set forth above).  Additionally, Earnout Shares allocated to a later year will be issued in an earlier year if the Net Income target for the later year is achieved in the earlier year (again, including by way of the pro-rating mechanism set forth above), and Earnout Shares allocated to an earlier year but not issued in such earlier year may be issued in a later year if the later year’s Net Income target is achieved (again, including by way of the pro-rating mechanism set forth above).  The aggregate number of ordinary shares of the Company to be issued to the Plastec Shareholders in the transaction, including the Earnout Shares, is derived from Plastec’s estimated 2010 Net Income as set forth in its draft financial statements.  If Plastec’s actual 2010 Net Income, as set forth in Plastec’s audited financial statements for its fiscal year ended April 30, 2010, which are to be completed and delivered to the Company on or prior to September 15, 2010, is less than 97% of Plastec’s estimated 2010 Net Income as set forth in its draft financial statements, then  the aggregate number of shares that may be issued to the Plastec Shareholders in the transaction will be adjusted downward, so that the aggregate value of such shares, at an assumed value of $10.00 per share, is equal to Plastec’s actual 2010 Net Income multiplied by 15.0.

The Merger is expected to be consummated in the third or fourth quarter of 2010, subject to such conditions as are customary for acquisitions of such type, including without limitation, obtaining the required approval by the Company’s shareholders and the fulfillment of certain other conditions, as described in the Merger Agreement.